

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Howard W. Lutnick
Chief Executive Officer
CF Acquisition Corp. VI
110 East 59th Street
New York, NY 10022

**Re: CF Acquisition Corp. VI**
**Amendment No. 3 to Registration Statement on Form S-4**
**Filed July 15, 2022**
**File No. 333-262725**

Dear Mr. Lutnick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed on July 15, 2022

Summary of the Proxy Statement/Prospectus, page 26

1. Highlight the unique nature of the combined company's proposed share structure and the associated risks. For example, disclose that because the number of votes per share of Class D common stock will not be determined until after the shareholder vote, shareholders will not be able to assess certain aspects of the ownership structure. Additionally, disclose how the number of shareholder redemptions will impact the votes per share of the Class D common stock and could affect the CEO's future ability to receive an increased economic benefit from selling his Class A and C shares while maintaining control of the Company through the super-voting Class D shares.

Certain Forecasted Information for Rumble, page 141

2.      We note your response to prior comment 6.  You disclose that the Future Illustrative Valuation Analysis was prepared using the information regarding Rumble's advertising revenue potential provided to CF VI by Rumble and made available to the CF VI Board which represented "a range at the lower end of the potential advertising revenue estimates provided by Rumble."  The assumption for Rumble's U.S. Monthly ARPU is disclosed as between 38 and 76 percent of the leading streaming platform's estimated U.S. Monthly ARPU.  Please clarify how you determined this range was at the "lower end" of the potential revenue estimates.  Disclose any separate "potential advertising revenue estimates provided by Rumble" that were relied upon by the Board or CF&Co. or advise.  We also note your disclosure that the estimates provided by Rumble included certain discounts, based on the revised footnote.  To help investors understand the impact of the discounts, include the actual U.S. MAUs and Monthly ARPU estimates provided or advise.

3.      We note your response to prior comment 7.  Advise if there were any general macroeconomic assumptions used to produce the analyses, further to our prior comment asking about the reference to "assumptions concerning general business and economic conditions" on page 143.  Include any specific assumptions in your disclosure.

General

4.      We note your response to prior comment 9.  We further note your disclosure on page 201 highlighting Rumble's "consistent and user-friendly moderation policy" as part of its competitive differentiation.  Given the disclosure about the existing content moderation policies, revise your disclosure about Rumble's Terms of Service on page 205 to describe the proposed changes and the removal and appeals process.  Revise your risk factor disclosure on page 60 to clarify whether Rumble currently has a formalized removal and appeals process and discuss the potential impact of any new processes.  Additionally, discuss the specific risks to Rumble's business if the proposed changes are not viewed favorably by creators or users.

5.      We note your response to prior comment 18 and revised disclosure on page 81.  Please revise your risk factor to address Mr. Pavlovski's "control" (as defined in the applicable CFIUS regulations) over the post-business combination entity.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Javad Husain